SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                FORM 12b-25
                        NOTIFICATION OF LATE FILING

(Check One):     Form 10-K
                 Form 20-F
                 Form 11-K
              X  Form 10-Q
                 Form N-SAR
  For Period Ended:  September 30, 1996

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


PART I -- REGISTRANT INFORMATION

                                  0-3585
                             (SEC File Number)

                                 299767400
                              (CUSIP Number)

                   Everest & Jennings International Ltd.
                         (Full Name of Registrant)

                              Not Applicable
                        (Former Name if Applicable)

                        4203 Earth City Expressway
                  (Address of Principal Executive Office)

                        Earth City, Missouri  63045
                        (City, State and Zip Code)


PART II -- RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
 -----
   X
 -----
    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      Senior staff turnover and attention to other matters have delayed the preparation and review of the subject report on Form 10-Q in final form.



PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

        Timothy W. Evans            314            512-7275
            (Name)              (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                X Yes         No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                X Yes         No

      Third quarter revenues decreased 21% from third quarter 1995 due principally to shipping delays resulting from a substantial workforce reduction at the registrant's primary domestic wheelchair manu-facturing facility and a reduction in distributor sales. Third quarter 1996 net loss increased to $(4.1) million from 4(0.9) million reported in 1995. Third quarter 1996 results were adversely impacted by the decrease in revenues and costs incurred as a result of the workforce reduction.



                   Everest & Jennings International Ltd.
               (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  November 14, 1996       By  /s/ Timothy W. Evans
                                   Senior Vice President and
                                      Chief Financial Officer